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Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Name	State or Jurisdiction of Incorporation or Organization
Progress Rail Services Holdings Corp.	Delaware
Progress Rail Services Corporation	Alabama
Progress Metal Reclamation Company	Kentucky
Chemetron-Railway Products, Inc.	Delaware
Kentuckiana Railcar Repair & Storage Facility, LLC	Indiana
Progress Rail Canada Corporation	Canada
Progress Rail Holdings, Inc.	Alabama
Progress Rail Services de Mexico, S.A. de C.V.	Mexico
Progress Rail Transcanada Corporation	Canada
Progress Vanguard Corporation	Delaware
Railcar, Ltd.	Georgia
S&L Railroad, LLC	Nebraska
Servicios Administrativos Progress S. de R.L. de C.V.	Mexico
Servicios Ferroviarios Progress, S. de R.L. de C.V.	Mexico
Southern Machine and Tool Company	Georgia
United Industries Corporation	Kentucky
West Virginia Auto Shredding, Inc.	West Virginia

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  Exhibit 21.1
SUBSIDIARIES OF THE COMPANY